Attachment to N-SAR Sub-Item 77I (KYE)

On or about September 7, 2016, the Registrant completed the issuance and sale of $20 million aggregate liquidation preference of Series C Mandatory Redeemable Preferred Shares with a term redemption date of September 7, 2021, liquidation preference $25.00 per share and a dividend rate equal to 3.36% per annum in a private placement.